EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(DOLLARS IN THOUSANDS)

	2001	2000	1999
Income (loss) before provision (benefit) for income taxes from continuing operations	$(165,194)	$(30,959)	$(17,019)
Fixed charges (a)	143,574	152,219	181,569
Earnings available for fixed charges and preferred stock dividends	(21,620)	121,260	164,550
Fixed charges (a)	143,574	152,219	181,569
Excess of fixed charges over earnings (b)	$(165,194)	$(30,959)	$(17,019)

Ratio of earnings to fixed charges	—	—	—
Combined fixed charges and preferred stock dividends (c)	159,497	169,341	198,691
Excess of fixed charges and preferred stock dividends over earnings	$(181,117)	$(48,081)	$(34,141)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—

(a)                                  Fixed charges consist of interest expense, which includes interest on all  debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(b)                                 Earnings were inadequate to cover fixed charges for the years ended December 31, 2001, 2000 and 1999.  Additional earnings of $165,194, $30,959 and $17,019 would have been required to cover fixed charges in the years ended December 31, 2001, 2000 and 1999, respectively.

(c)                                  Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 - effective tax rate) with the tax rate being 39.55% for years ended December 31, 1999 and 2000.  The effective tax rate for the year ended December 31, 2001 was 35.0%.